UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 1)
PetSmart, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

716768106
(CUSIP Number)

Soulef Hadjoudj
Caisse de dépôt et placement du Québec
1000, place Jean-Paul-Riopelle
Montréal, Québec
H2Z 2B3
(514) 847-5998
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716768106
1.	NAMES OF REPORTING PERSONS. Caisse de dépôt et placement du Québec
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ] (B) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON: OO

This Amendment No.1 to Schedule 13D relates to common stock, par value $0.0001 per share ("Common Stock") of PetSmart, Inc. (the "Issuer") and amends the statement on Schedule 13D filed by Caisse de dépôt et placement du Québec ("CDP") on December 24, 2014 (the "Initial Statement" and, together with this Amendment No.1, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning ascribed to them in the Initial Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Initial Statement is hereby amended by adding the following:

"Pursuant to the terms of the Merger Agreement, on March 11, 2015, Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent.

At the effective time of the Merger, each issued and outstanding share of Common Stock of the Issuer (other than shares of Common Stock owned by the Issuer, any subsidiary of the Issuer, Parent, any direct or indirect holding company of Parent, Merger Sub and holders of Common Stock who have properly exercised appraisal rights under Delaware law) was cancelled and converted into the right to receive $83.00 per share in cash.

As a result of the transactions described above, CDP no longer beneficially owns any Common Stock of the Issuer."

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Initial Statement is hereby amended and restated as follows:

"(a, b) CDP no longer beneficially owns any shares of Common Stock of the Issuer.

(c) Other than the disposition of Common Stock of the Issuer in connection with the Merger as described in Item 4, there have been no transactions by CDP in the Common Stock of the Issuer during the past 60 days.

(d) This Item 5(d) is not applicable.

(e) On March 11, 2015, CDP ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2015

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/s/ Soulef Hadjoudj
Name:	Soulef Hadjoudj
Title:	Legal Counsel